Exhibit 99.1

Ferrari N.V. Board Approves Cash Distribution

Maranello (Italy), February 19, 2016 - Ferrari N.V. (NYSE/MTA: RACE) announced today that its Board of Directors approved an ordinary cash distribution to the holders of common shares of Euro 0.46 per common share, corresponding to a total distribution of approximately Euro 87 million.

The distribution will be made from the Company’s share premium reserve and is being paid in lieu of the annual cash dividend. The distribution will be subject to the adoption of the Company’s 2015 annual accounts by the Shareholders’ Annual General Meeting and approval of other relevant financial statements by the Board of Directors’ of the Company.1 The ex-date is expected to be May 23, 2016, the Italian record date May 24, 2016, the US record date May 25, 2016 and the payment date May 30, 2016.2

For further information:
tel.: +39 0536 949337
Email: media@ferrari.com
www.ferrari.com

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1 The Annual General Meeting of Shareholders is scheduled to be held on April 15, 2016. A meeting of the Company’s Board of Directors is scheduled to be held on May 2, 2016.
2 The coupon number of the distribution is 1 (one).

Ferrari N.V.
Amsterdam, the Netherlands
Registered Office:
Via Abetone Inferiore N.4,
I -41053 Maranello, (MO) Italy
Dutch trade register number: 64060977